RICHARDSON & PATEL, LLP
10900 Wilshire Boulevard, Suite 500
Los Angeles, California, 90024

October 18, 2005

Via EDGAR Transmission and Federal Express

United States Securities and Exchange Commission
Office of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention:              Mr. H. Christopher Owings, Assistant Director
Ms. Anita Karu, Attorney Advisor

Re:	Comment Letter dated September 2, 2005
File No. 0-52484
Fortune Oil & Gas, Inc.
Registration Statement on Form 10, Amendment No. 1

Dear Mr. Owings:

On behalf of Fortune Oil & Gas, Inc. (the “Company”), we enclose for filing Amendment No. 1 to the above-referenced Registration Statement (the “Registration Statement”). The Registration Statement was originally filed with the Commission on August 8, 2005.

Amendment No. 1 to the Registration Statement contains revisions that have been made in response to comments received from the staff (“Staff”) of the Securities and Exchange Commission in their letter dated September 2, 2005. Set forth below is the Company’s response to the Staff’s comments. We have reproduced the Staff’s comments in bold type and have followed each comment with our response. References in this letter to “we,”“our” or “us” mean the Company or its advisors, as the context may require. Clean and marked copies of Amendment No. 1 to the Registration Statement are being provided supplementally with a copy of this letter for the convenience of the Staff.

As a preliminary matter we respond to Staff’s General Comment No. 1 and inform Staff that the Company wishes to proceed with the review of the Registration Statement and understands that the Registration Statement has become effective October 7, 2005, and the Company is now subject to the reporting requirements of the 1934 Securities and Exchange Act.

Item 1. Description of Business, page 2

Background; Acquisition of GFB Resources (Java) Ltd…. Page 2

2.	We note you were incorporated in January 1980 and acquired the rights to extract and sell oil from the North Java Sea in May 2000. Please briefly explain your activities during the interim.

We supplementally inform Staff that the current management and majority shareholders of the Company acquired the Company in November of 2000 through a share purchase agreement. The predecessor entity was originally incorporated in January of 1980. However, the Company did not undertake operations in the oil and gas industry under its present ownership and control until May of 2000. The name of the entity was changed to Fortune Oil & Gas, Inc. in April of 1998, prior to the acquisition. The Bawean PSC was entered into in 2000, whereupon the activities of the Company were commenced. Accordingly there are no interim activities to disclose.

We have made modifications and clarifications to the Registration Statement in response to Staff comments.

3.	Please explain “solution gas” in the third paragraph”. Also explain other technical or industry terms in your document, such as “net feet of pay” in risk factor 10 on page 8.

In response to Staff comments we have added a glossary of terms that we believe will assist the reader to understand any technical or industry terms not otherwise defined in the Form 10. The Glossary of terms appears at the end of Item 1.

Asset Purchase and Sale Agreement and Joint Venture … page 3

4.
Please explain the basis of your belief that if required, you could identify and contract with a suitable replacement for CRC to operate the Camar field, or act as operators yourselves, without causing an adverse effect on your business, operations or revenues.

We supplementally inform Staff that upon the closing of our acquisition of the Bawean PSC we took over the operation of the Camar and Tuban fields in 2000. We were the sole operators of the Camar field and produced and sold oil until November of 2001, when we terminated the charter of the storage tanker. Accordingly, if necessary we could resume operations directly, without CRC, if need be.

In order to perform field operations, we might choose to hire directly the necessary staff, or contract out for such services with respect to the operation of the vessels, the platforms and the transportation of supplies and personnel. We believe based on our experience in the Indonesian oil industry, that such personnel and/or services can be quickly obtained and implemented in a timely manner that would not cause a material adverse effect or disruption to our operations or revenues. While we believe that CRC as a joint venture partner brings certain expertise and economic integrity, we believe another suitable partner or contractor could be quickly identified and engaged. We also note for Staff that the majority of personnel operating the Camar field are contract workers for CRC. Accordingly, in the event CRC were to terminate its participation in the Joint Venture, we might be able to contract directly with the parties already engaged for service at the Camar field.

We note, and have disclosed, that if the field is in production, revenues generally cover the costs of our operations. However, since CRC pays up to 70% of operating costs under the Joint Venture, we would be required to find a short-term source of liquidity if operations were interrupted due to CRC’s departure from the Joint Venture.

We have made modifications and clarifications to the Registration Statement in response to Staff comments.

In addition, we supplementally inform Staff that on August 26, 2005, the Company’s wholly owned subsidiary Indo-Pacific Resources (Java) Ltd. (“IPRJ”) filed a Request for Arbitration (the “Complaint”) against CRC with the International Court of Arbitration (the “Court”) in Paris, France. The Complaint alleges CRC breached the Joint Operating Agreement and also breached its fiduciary duty to IPRJ (and the Company) by failing to take all necessary acts to commence oil production in the Camar field. The Arbitration is further described under “Legal Proceedings” in Part II of the Registration Statement. The Company commenced the Arbitration as means to compel CRC into proper action including the charter of a vessel - which is near completion - that will culminate in reinstated production at the Camar field. The Company still believes that CRC is suited to operate the field and is a viable partner for the Joint Venture. However, the Company and its management believes that in order to protect the value of the Company and to protect its shareholders from further losses associated with the lack of production, it needed to instigate a proceeding that would force CRC to be responsive and move forward immediately to resume operations at the Camar field. Discussions outside of the context of an official court proceeding were not yielding satisfactory results. Medco, CRC’s indirect owner, is a large multinational corporation with diverse operations. Accordingly, the Company believed that CRC’s activities were not attracting the attention of Medco’s management. Accordingly, the Company determined that for strategic purposes, commencing the Arbitration would immediately focus Medco on CRC’s activities and the undertakings of the Joint Venture.

On October 7, 2005, CRC filed an Answer to the Arbitration and also a Counterclaim against IPRJ. Among other things, CRC denies the breaches of the Joint Operating Agreement and counter claims that IPRJ has been deficient in obtaining certain work program and budget approvals from the Indonesian government, which CRC asserts as one cause of the lack of current production at the Camar field. CRC is also seeking monetary damages for each month in which oil production is not undertaken at the Camar field. The Company intends to deny and defend the allegations in the Complaint and believes they are without merit. The CRC Answer and Counterclaim are further described under “Legal Proceedings” in Part II, Item 2, of the Registration Statement.

The Company maintains that the single biggest obstacle to resuming production, and the single most critical factor in assessing why production has ceased is the lack of a storage tanker to hold oil pending sale. Accordingly, the Company maintains that upon installation of a new storage tanker CRC and the Company will be able to commence oil production and the Indonesian government will provide any necessary approvals. The Company believes that once the storage tanker is operational in the Camar field and production resumes, all matters under the Arbitration will be resolved.

The Company has disclosed the Arbitration in a Current Report on Form 8-K, filed with the Commission on October 13, 2005 and has made corresponding changes to the Registration Statement.

The Company does not believe that the Arbitration will have any negative effects on its business relationship with CRC or Medco or on the Company’s and CRC’s rights to operate the Camar field under the Bawean PSC. Since the filing of the Arbitration, CRC and the Company have been in regular contact concerning the operation of the field and the acquisition of a storage tanker for use at the field. As described in the Registration Statement, CRC is in advanced discussion with PT. Panji Adi Samudera (PAS) Maritime ("PAS") for the hire of a storage tanker at the Camar field.  PAS is a subsidiary of PT. Unitrada Komutama. Moreover, PAS acquired the storage tanker “Fortuna Ayu” specifically for hire to CRC. (The Fortuna Ayu was previously owned by the Company, until it was surrended to NOWMCO as discussed in the Registration Statement.) The Company anticipates that CRC will complete the charter hire agreement in the next one to two weeks and that the storage tanker will be in the field and operational sometime in November 2005. In connection with the charter of the storage tanker from PAS the Company will actively pursue selling the Buoy (mooring system) to PAS. These are precisely the results the Company hoped to obtain by filing the Arbitration.

Corresponding changes have been made to the Registration Statement, including appropriate Risk Factor disclosure, Legal Proceedings disclosure and Item 1 disclosures. There are also modifications in the footnotes to the financial satements.

Operation of the Camar and Tuban Oil and Natural Gas Fields, page 4

5.
Please revise your filing to include your plan with respect to securing the use of a storage tanker at the Camar field by the end of September 2005. In doing so, please update this disclosure for any progress made towards such goal.

We respectfully refer Staff to our response to Comment 4 above, and supplementally inform Staff that as described in the Registration Statement, CRC is in advanced discussion with PAS for the hire of a storage tanker at the Camar field. Moreover, PAS acquired the storage tanker “Fortuna Ayu” specifically for hire to CRC for use in the Camar field. (The Fortuna Ayu was previously owned by the Company, until it was surrendered to NOWMCO as discussed in the Registration Statement.) The Company anticipates that CRC will complete the charter hire agreement in the next one to two weeks and that the storage tanker will be in the field and operational sometime in November 2005. Other than delays caused by religious holidays in Indonesia, we know of no reason why the charter agreement will not be completed by CRC in that time frame.

Corresponding changes have been made to the Registration Statement to reflect the updated circumstances.

Unused Oil and Natural Gas Reserves at the Camar Field…., page 5

6.
We note that you presently have no plans to undertake studies, explore the oil reserves nor develop the natural gas reserves at the Camar field or the Tuban field. Please discuss the prerequisites, financial and otherwise, for doing so. Also discuss this under Underdeveloped Oil and Natural Gas Reserves at the Tuban Field on page 6.

We supplementally inform Staff that the relative costs and other prerequisites of undertaking such studies in the future is highly speculative - which is one reason why the Company chose not to disclose such information in the filing. While the Company could undertake to make an estimation of the costs to do so in the near term, the Company has no such intention, and as such, we believe such disclosure could be misleading. Rather, the Company has determined to disclose its lack of such initiatives and the risks associated with that, including that the Camar field may not continue to produce oil as anticipated. In addition, while the Company believes based on existing reports available to it, that the Camar field and the Tuban field both have untapped reserves of oil and natural gas, the Company’s sole operating focus is the current producing oil wells at the Camar field and as such, we submit that discussion of the costs and prerequisites to develop other resources and develop the Tuban field would be speculative and moreover, it would not enhance the discussion of the Company’s current, planned and foreseeable operations and prospects.

Accordingly, the Company declines to make modifications to the Registration Statement in response to this Staff comment.

Historical Oil Production at the Camar Field, page 5

7.
We note that your 2004 oil production is almost five times lower than that for 2003. Please explain to us why your 2004 production costs on page F-4 are 35% higher than those in 2003. Amend your document it is appropriate.

We supplementary inform Staff that we have revised the chart on historical oil production to show the quantities of oil produced, oil sold, and oil remaining in inventory at the end of a calendar year. The chart now indicates that oil sold in calendar 2004 was 72% of total oil sold in 2003. Additionally, there were adjustments to the oil available for sale in 2004 of 10,783 barrels as well as minor adjustments in 2003 and 2003 of 2,432and 791, respectively. The adjustment was due to formulas used to estimate the oil production which is stored in a vessel prior to the sale to third parties and the actual production of oil which was subsequently sold and paid for as well as the final adjustment of on hand inventories to zero due to the loss of the vessel used for storage in August 2004. Had the adjustment not been required, 2004 oil sales would have been 82% of 2003 oil sales. We refer Staff to Management’s discussion of Results for Operations which describes the increases in production costs in 2004 over 2003.

Employees, page 6

8.	It does not appear you have filed your employment agreement with Mr. Yuniatno as an exhibit. Please advise or revise.

We supplementally inform Staff that the failure to file Mr. Yuniatno’s contract was an oversight, and the contract is now filed as Exhibit 10.12 to the Registration Statement.

Risk Factors Concerning our Business and operations, page 6

Risk factor 3, “We are Dependant on the Services of Key Management and Employees”

9.
As currently drafted, this risk factor could apply to any company. Please replace it with an appropriately captioned risk factor that discloses, if true, that management has little or no practical experience in the oil and gas industry. Discuss the impact that this may have or has had on your operating results.

We supplementally inform Staff that the loss of Mr. Wensveen or Mr. Nunn from the Company’s management would be detrimental to the Company’s operations and prospects. While we agree that neither Mr. Wensveen nor Mr. Nunn possess a strong background in the oil and gas industry per se, their experience in conducting operations in Indonesia is indispensable to the Company’s success. Indonesia is, in many respects, still a developing nation, with a unique social and business culture. As such, it is very difficult for persons and entities outside of Indonesia to penetrate the intangible barriers to operating a successful enterprise entirely within Indonesian territory, and one that is regulated by the Indonesian government. Mr. Wensveen and Mr. Nunn, prior to acquiring the Company, had other successful business ventures in Indonesia. Mr. Wensveen and Mr. Nunn together successfully negotiated the acquisition of the Bawean PSC - an asset that generates income for Indonesia - as well as a vast number of business parties within Indonesia that are necessary to the continued operations of the Company. Moreover, we submit that Medco’s willingness to contract with the Company under Mr. Wensveen’s and Mr. Nunn’s management is in part testament to their ability to maintain a successful relationship with Indonesian regulatory authorities and the Indonesian business community. We doubt Medco would have contracted with the Company if the Company could not sustain its relationship with the Indonesian government and business community. A failure to remain credible in the Indonesian business community could result in the loss of the Bawean PSC rights.

Accordingly, corresponding modifications have been made to the risk factor pursuant to Staff’s comments; however we emphasize the risk to be that of the loss of the ability to understand and operate within Indonesian social and business culture should Mr. Wensveen or Mr. Nunn depart, not the lack of historical experience in the oil and gas industry.

Item 2. Management’s discussion of Analysis or Plan of Operation, page 12

10.
We note that the Camar field has not performed as well as the previous operators had predicted. Please discuss this in further detail and explain if this has affected your activities in any way. For example, if you are examining means to maximize current oil production through the upgrading of systems and the employment of enhanced recovery methods, please describe.

We supplementary inform Staff that while we do not have direct knowledge of the exact reasons for the difficulties experienced by previous operators, we do believe that our association with our Joint Venture partner, CRC, will be of substantial benefit in reducing future problems. The problems encountered in the past three years were related to equipment malfunctions, oil pipeline blockage and the loss of the vessel used for storing oil production. Addressing those issues was further complicated by our cash flow shortfalls. The Joint Venture with CRC and the sharing of expenses will reduce our cash flow needs. Additionally, CRC will be acting as Operator of the oil field and has available to them experienced firms and individuals that can directly address the problems in resuming production at the field. However, securing a vessel has been paramount in resuming the production of oil.

Accordingly, corresponding modifications have been made to the General Overview of Management’s Discussion of Analysis or Plan of Operations pursuant to Staff’s comments.

11.	Briefly describe the production difficulties you encountered in 2004 and what you have done to overcome them.

We supplementary inform Staff that the production difficulties we encountered in 2004 were of two classifications; difficulties with the drilling equipment and the difficulty of not having a vessel into which we would put and hold oil until sold in the marketplace. The drilling equipment difficulties were due to equipment failures and plugged pipes due to debris in the oil reserve. The vessel difficulty was a result of cash flow difficulties and our inability to make timely payments on the debt related to the vessel. As a result of the non-payments, the debt holder took possession of the vessel, as disclosed in the Registration Statement.

With respect to drilling difficulties, we believe that our Joint Venture partner, CRC will be able to resolve the problems upon the resumption of oil production. The nature of the problem - wells that are clogged and drilling equipment that requires updating and maintenance - are considered to be common within the oil production industry and readily fixable. However, we have not attempted to resolve the problem to date due to (1) not having a vessel to store oil production should the problem had been resolved and (2) not having the cash available to pay to have the problem solved.

With respect to the need to secure a vessel that will be used to store oil production until such time as it is sold and off loaded to a purchasers’ vessel, we, through our joint venture with CRC, have obtained a new storage tanker under a charter agreement described in the Registration Statement and elsewhere in this Letter.

Accordingly, corresponding modifications have been made to Management’s Discussion and Analysis pursuant to Staff’s comments.

12.
Please note that Item 303(b)(1) of Regulation S-B requires, as applicable, a discussion of any known trends, events, or uncertainties that are reasonably likely to have a material effect on your net sales or revenues, income from continuing operations, profitability, liquidity or capital resources, or that would otherwise cause reported financial information not necessarily to be indicative of future operating results or financial condition. For example, are there any trends that you anticipate will impact your revenues and do you expect your revenues to increase, decrease or stay the same? Please revise accordingly. For additional guidance, please refer to SEC Releases 33-6835, 33-8056, and 33-8350

We supplementally inform Staff that the Company’s business, operations and results of operations are not affected by any regular or predictable trends, events or uncertainties, as contemplated by Item 303 (b)(1) of Regulation S-B. We note for Staff that our operations are periodically hampered by poor weather or rough seas, but such conditions, while usually occurring in the months of January and February, do not have any material impact on our operations, unless such conditions were to be severe, long lasting or devastating to our assets. However, we cannot predict such events and have never experienced such events. Moreover, the only “trend” that could effect our results of operations would be a dramatic rise or reduction in the global market prices of oil. However, again, we cannot (and would not attempt to) make such predictions in the Registration Statement.

Accordingly, we have modified the Registration Statement to indicate that the Company’s business is not subject to any known trends, events or uncertainties likely to have a material effect on our results of operations, liquidity or capital resources, or that would cause reported financial statements to be not indicative of future operating results.

13.	Please discuss any seasonal aspects that had a material effect on your financial condition or results of operation.

We refer Staff to the response to Comment Number 12, above. The Company’s operations and financial condition are not affected by any seasonal aspects. Accordingly, we have modified the Registration Statement to indicate such condition. Additionally, we have added a comment regarding the lack of seasonal aspects in the General Overview to Management’s Discussion of Analysis or Plan of Operations.

Liquidity and Capital Resources, page 18

14.	Please describe all internal and external sources of liquidity as well as any material commitments for capital expenditures and the expected sources of funds for such expenditures.

We supplementally inform Staff that the principal sources of liquidity have been the sale of securities, assumption of debt, and the sale of a 70% interest inthe Bawean PSC. We note for Staff that future operations of the Company will be funded by the Joint Venture with CRC that is required to supply 70% of the funding while we are required to supply 30% of the funding. Additionally we note for Staff that we have funded $1 million as a part of the sale of oil rights Agreement and which, as of June 30, 2005 has an approximate $560,000 credit balance committed to the funding of future expenditures under the Joint Venture. Additionally we are holding an asset, a mooring system that is an integral function required for the ultimate production of oil. We expect that a sale of the mooring system will be consummated in conjunction with the CRC securing a vessel for oil storage and off loading. The ultimate source of liquidity of the Company is anticipated to be from the production and sale of oil from the Joint Venture. Our share of net profits derived from the Joint Venture is 30% of total net profits.

Accordingly we have modified the Liquidity and Capital Resources section, to indicate the past sources of liquidity and the sources of future liquidity and capital.

15.	Please describe all internal and external liquidity and capital resources to include a discussion and analysis of historical cash flows for all periods presented.

We supplementally inform Staff that we had mistakenly only included the sources of internal and external liquidity and capital resources only for the last balance sheet presented,

Accordingly, pursant to Staff’s comments, we have expanded our description of internal and external liquidity and capital resources for all periods in which there was a Consolidated Statement of Cash Flows presented, namely for the six months ended June 30, 2005 and for the years ended December 31, 2004, 2003 and 2002.

16.
Please revise your filing to update your discussion and analysis of historical cash flows to ensure it is not merely a recitation of changes evident from the financial statements. For example, you indicate that your operating cash flows for the three months ended March 31, 2005 reflect your net profit of $11,519,588 and that you had negative working capital of $12,187,331. Please provide analysis explaining the underlying reasons for the fluctuations in the working capital accounts. Also provide insight into whether you expect your historical cash flow performance to be indicative of future performance. Finally, we note that your disclosure of net profit of $11,519,588 for the three months ended March 31, 2005 is different than the $11,295,718 of net income reflected on your consolidated statement of operations for the same period. Please revise or advise.

We supplementally inform Staff that we have expanded our discussion and analysis of historical cash flows beyond that which is evident from the financial statements. We have also updated our filing to include the results of the six months ended June 30, 2005 and, where applicable, the six months ended June 30, 2004. We have also reviewed the statements to ensure that we did not repeat typo errors such as that which occurred with the non-corresponding amounts noted for the three months ended March 31, 2005.

Accordingly, pursant to Staff’s comments, we have provided the underlying reasons for changes in the liquidity of the Company, the major changes in working capital between periods and the underlying reasons for such changes. The discussion and analysis has been provided for the six months ended June 30, 2005 and for the years ended December 31, 2004, 2003 and 2002.

17.
We note your disclosure that cash used by financing activities for the three months ended March 31, 2005 consisted principally of the payoff of short-term debt and related interest expenses of $3,536,847. Please revise your filing to comply with paragraph 23d of SFAS 95. In addition, it appears that your current disclosure includes a typo such that short-term debt is described as short-debt.

We supplementally inform Staff that we improperly consolidated the payment of debt principal and debt interest when discussing the cash used in our financing activities.

Accordingly, pursuant to Staff’s comments, we have separated our discussion of payment of principal as financing activities and the payment of debt interest as operating activities in the analysis and discussion of Liquidity and Capital Resources. Additionally, we have revised our financial results for the six months ended June 30, 2005.

18.
Please revise your filing to include disclosure that addresses the effect, if any, of the existence of a net working capital deficit on your ability to operate your business and meet your obligations as they come due. Also, consider disclosure of material changes in your net working capital deficit, and the reasons for any such material changes. See Item 303 of Regulation S-B.

We supplementally inform Staff that we have reviewed the requirements of Item 303 of Regulation S-B and believe that we have addressed the requirements and have made appropriate changes and/or additions to the Registration Statement.

Accordingly, pursuant to Staff’s comments, we have provided a disclosure and discussion in the Registration Statement of the material changes in working capital for the six months ended June 30, 2005 and for the years ended December 31, 2004, 2003 and 2002. Additionally, we have also addressed and described our ability to operate our business and meet our obligations as they become due as of June 30, 2005.

Item 6. Executive Compensation, page 22

19.
You state that during the 2004 fiscal year, none of your executive officers received compensation of at least $100,000 per year. However, this does not appear to be correct in light of the amounts shown in your summary compensation table. Please advise or revise.

We supplementally inform Staff that the lead in sentence to that table was an error, and as the table accurately reports, our executive officers did receive compensation in excess of $100,000 per year. The sentence has been deleted from the paragraph preceding the table.

Consolidated Financial Statements, page F-1

General

20.	Your financial statements as of and for the periods ended June 30, 2005 should be included when filing your amended registration statement.

We acknowledge Staff’s comment and have updated and included the Financial Statements and disclosures in the Registration Statement to reflect June 30, 2005.

21.
Please separately state, in a note to your financial statements, the names of the specific creditors and the amounts owed to each with respect to your accounts payable and accrued liabilities that reconciles to the amounts recorded on the face of the balance sheet for all periods presented. Please provide such information for all creditors who were owed 10% or more of the total accounts payable and accrued liabilities balance as of December 31, 2004. In addition, please revise your results of operations to include the creditors’ names whereby you recorded a gain on settlement of trade payables at less than book value and the status of any ongoing negotiations with such creditors.

We acknowledge Staff’s comment and have provided such information in Note 14 - Accounts Payable and Accrued Liabilities for creditors who were owed 10% or more of the total accounts payable and accrued liabilities balance as of December 31, 2004 and have reconciled the disclosure to the amounts payable of the face of the balance sheet as of June 30, 2005, December 31, 2004 and December 31, 2003. Additionally, in Management’s Discussion of Analysis or Plan of Operations - Results of Operations for the six months ended June 30, 2005 Compared to the six months ended June 30, 2004, we have provided the information for the same creditors and total creditors where a gain on settlement of trade payables at less than book value was recorded during the six months ended June 30, 2005. We have also stated that we are continuing to negotiate and settle any debts that have not been completed as of June 30, 2005 with the anticipation that all negotiations will be completed by the end of the calendar year.

Note 3. Summary of Significant Accounting Policies, page F-8

22.
Please revise your filing to include the components of your net deferred tax asset and all related disclosures as required by paragraphs 43-49 f SFAS 109. In addition, please tell us and disclose why you have not recorded current tax expense for the quarter ended March 31, 2005. In doing so, please discuss the implications of capital gains and ordinary income/loss with respect to your ability to offset one against the other for income tax purposes.

We acknowledge Staff’s comment and have provided such information in the expanded disclosure in Note 3 - Summary of Significant Accounting Policies - Income Taxes for the years ended December 31, 2004 and 2003. Additionally, we have not recorded a current tax expense for the six months ended June 30, 2005 due to the available federal tax loss carry forwards, capital losses available to offset capital gains, and because management does not have any current plans to repatriate earnings to North America. We have fully explained our position on income taxes for the six months ended June 30, 2005 in Management’s Discussion of Analysis or Plan of Operations - Results of Operations for the six months ended June 30, 2005 Compared to the six months ended June 30, 2004.

Note 8 - Sale of Oil Rights, page F-15

23.
We note your disclosure that under the terms of the Asset Purchase and Sale Agreement, you have deposited $4,500,00 in a trade debt settlement account for settlement of outstanding debts with creditors of $9,826,622. It appears that a portion or all of the gain recognized should be deferred pending the outcome of your settlement negotiations with creditors. Please provide us a detail of this transaction which includes the cost basis of the properties sold, the total f all creditors’ debts subject to negotiation included in the terms of sale agreement and the amount of such debts subsequently settled including the amounts paid in final settlement. Additionally, explain to s why $1,000,000 of the sale proceeds was deposited in a joint operating account.

We acknowledge Staff’s comment and have provided additional information in the expanded disclosures included in Note 8 - Sale of Oil Rights and Note 14 - Accounts Payable and Accrued Liabilities. The gains that have been recorded during the six months ended June 30, 2005, have been recognized upon signed agreements for such settlements and the payment of any amounts due subject to the agreements. While there remains an amount that is still subject to negotiation and payment, the Asset Purchase and Sale Agreement does not require that all payments must be made from the $4,500,000 deposited for such purposes, nor does it preclude us from paying for negotiated settled amounts from the Company’s funds or from funds that may be obtainable from third party sources such as debt or equity investments. The Asset Purchase and Sale Agreement allows, but does not require, that any unpaid payables may be paid by CRC and, if so, our percentage ownership in the Joint Venture could be reduced. That section of the Agreement has been disclosed in the Notes to the Financial Statements but the Company has not received any such demand for enactment from CRC.

The properties that were sold in the transaction were the rights under the Bawean PSC as noted in Note 8 - Sale of Oil Rights and Note 17, Supplementary Information on Oil and Natural Gas Exploration, Development and Production Activities. Such Note has been amended in accordance with Staff’s comment # 26. Prior to the sale of the oil rights, the Company had a book value in the oil rights of $10,607,268. Upon the sale of a 70% interest in the oil rights, the Company sold 70% of the net book value and retained 30%, or $3,182,180.

We refer Staff to Note 14 - Accounts Payable and Accrued Liabilities for a listing of all creditors debts subject to negotiation and to Management’s Discussion of Analysis or Plan of Operations, Results of Operations - Six Months Ended June 30, 2005 Compared to the Six Months Ended June 30, 2004, Other Income and Expense for a status of negotiations and payments as of June 30, 2005.

We refer Staff to the expanded Note 8 - Sale of Oil Rights for an explanation of the deposit of $1,000,000 of the purchase price into the Joint Operating Account.

Note 9. Short term Debt, page F-17

24.
We note that you secured certain promissory notes due to NOWMCO with a vessel and 5 million shares of your common stock. On July 11, 2002, NOWMCO assigned its rights under the Loan Agreement to Enterprise Trading Limited. On August 19, 2004, Enterprise foreclosed on the loan and exercised its rights under the Loan Agreement to obtain possession of your vessel. Please revise your filing to clarify whether Enterprise retained ownership of the 5 million shares of your commons tock that secured the promissory notes. In doing so, please tell us how such common shares impacted your shares outstanding and any potential dilutive effect on earnings per share for all periods presented. Please indicate the appropriate accounting literature to support your position.

We supplementally inform Staff that in connection with the NOWMCO matter, NOWMCO did not receive any shares of the Company’s capital stock. The Five Million shares pledged as collateral for the underlying loan transaction were not issued and as such not retained by NOWMCO. Accordingly, there is no impact on the Company’s shares outstanding or earnings per share.

Modifications have been made to the Registration Statement to clarify the foregoing in response to Staff’s comments.

Note 10. Shareholders’ Equity, page F-19

25.
Please revise your filing to include a reconciliation of your computation of earnings per diluted share. Refer to paragraphs 40 and 41 of SFAS 128. In doing so, please tell us the impact to your diluted earnings per share calculation with respect to your contracts and stock-based compensation arrangements that may be settled in stock or cash. In this regard, we note you have a history of issuing stock in payment of salaries, for services provided, and for settlement of debt. Please refer to paragraphs 22 and 29 of SFAS 128.

We acknowledge Staff’s comment and have provided expanded information in Note 3 - Summary of Significant Accounting Policies - Per Share Information.

Supplementary Financial Information on Oil and Natural Gas Exploration, Development and Production Activities (Unaudited), page F-28

Costs Incurred, page F-28

26.
You disclose acquisition costs incurred of $3.1 million in 2005 and $10.6 million in 2004 and in 2003. Please amend your document here and in the Description of Business section to describe the properties acquired.

We acknowledge Staff’s comment and have provided expanded information in Note 17 - Supplementary Financial Information on Oil and Natural Gas Exploration, Development and Production Activities. We inform Staff that the previous amounts were incorrectly headed. The amounts listed previously were the book value of oil rights as of the periods listed. No additional costs were incurred in oil and natural gas property during the periods presented. The only change which occurred was the sale of a 70% interest in the oil rights during the six months ended June 30, 2005. Accordingly, we find no need to change the disclosures, other than the headings, in the Business Section of the Registration Statement.

Oil and Natural Gas Reserves, page F-28

27.	Please amend your document to disclose the standardized measure of discounted future net cash flows as required by Financial Accounting Standard 69, paragraphs 30-34.

We acknowledge Staff’s comment and have provided expanded information and disclosure in Note 17 - Supplementary Financial Information on Oil and Natural Gas Exploration, Development and Production Activities.

28.	Please furnish to us itemization of the components of the annual production costs you used in the standardized measure.

We acknowledge Staff’s comment and have provided expanded information and disclosure in Note 17 - Supplementary Financial Information on Oil and Natural Gas Exploration, Development and Production Activities.

29.	Please provide us with the reserve report by Petroleum Geo-Services.

In response to Staff Comments, we are attaching the reserve report to this Response Letter.

We hope that the information contained in this letter satisfactorily addresses the comments by the Staff. Please do not hesitate to contact the undersigned by telephone at (310) 208-1182, or by facsimile at (310) 208-1154.

Very truly yours,
RICHARDSON & PATEL LLP

By:  /s/ Jennifer A. Post, Esq.

Jennifer A. Post, Esq.

Cc: Mr. James Wensveen